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                             January 7, 2022

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed December 14,
2021
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G filed December 14, 2021

       Introductory Comment, page iii

   1. We note your response to comment 3, as well as your amended disclosure that refers to your "contemplated
VIE." We note that in other instances your disclosure continues to state "our VIE . . . ."
To provide additional clarity to investors, please revise your disclosure in all
applicable instances to state "our contemplated VIE" (emphasis added).
   2. We note your response to comment 4, as well as your amended disclosure regarding the
                                                        China Securities
Regulatory Commission. We reissue the comment in-part. In particular, please:

                                                              In addition to
your disclosure regarding the CSRC, please disclose whether you or your subsidiaries
are required to obtain from Chinese authorities any other
 Yang Chong Yi
Nhale, Inc.
January 7, 2022
Page 2
              permissions or approvals to operate your business and/or offer the securities being registered to foreign investors. Please also disclose whether you or your subsidiaries have received such permissions or approvals and the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain the approvals, (ii)
              inadvertently conclude that such permissions or approvals are not required, or (iii)
              applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you or your subsidiaries are not required to obtain any other permissions or approvals, please state so affirmatively.

                Please remove the statement the "CRSC and SEC are working together . . . " or please supplementally tell us why you have added this disclosure and what is meant by this statement.
3. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company.
4. We note the disclosure that begins with the phrase "Delete this paragraph" and continues for approximately 16 lines until the phrase "including significant factors and judgments made by the company." Please delete this paragraph, or otherwise explain the purpose of this disclosure.
5. We note that your disclosure on page iv now states that "the assertion of new regulation by the Chinese government could [y]our ability to continue to offer securities to foreign investors . . . ." Please tell us why you removed "hinder" or alternatively please revise
         your disclosure to state that such assertion of new regulation could "hinder" your ability to continue to offer securities to foreign investors, as you had disclosed in your Amendment
         No. 2 to this registration statement.
Item 1A. Risk Factors
"Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to
PCAOB Inspections . . . ", page 5

6. We note your response to comment 10, as well as your amended disclosure that "[a]s a
FirstName LastNameYang Chong Yi
       result, [y]our securities could be delisted . . . ." Please revise your disclosure to clarify
Comapany    NameNhale,
       that your           Inc.
                  securities could be delisted in this scenario as a result of "non-inspection" by the
       PCAOB.
January 7, 2022 Page 2
FirstName LastName
 Yang Chong Yi
FirstName
Nhale, Inc. LastNameYang Chong Yi
Comapany
January     NameNhale, Inc.
        7, 2022
January
Page 3 7, 2022 Page 3
FirstName LastName
7. We note your response to comment 11, as well as your amended disclosure that the
         "United States Senate passed the Accelerating Holding Foreign Companies Accountable
         Act . . . ." In addition:

                Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong
              Kong.

                Please disclose that the enactment of Accelerating Holding Foreign Companies
              Accountable Act would reduce the time before your securities may be prohibited from trading or delisted.

                Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Rhonda Keaveney